REPORT UNDER PART 3

NATIONAL INSTRUMENT 62-103

The Early Warning System and Related Take-over Bid Reporting Issues

1.Security and Reporting Issuer

1.1State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

The designation of securities to which this report relates is warrants to purchase common shares of Vanc Pharmaceuticals Inc. (the “Issuer”).

The Issuer's address is:

Suite 810 - 789 West Pender Street

Vancouver, British Columbia  V6C 1H2

1.2State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable.

2.Identity of the Acquiror:

2.1State the name and address of the acquiror.

Emerald Health Therapeutics, Inc. (the “Acquiror”) PO Box 24076

4420 West Saanich Road

Victoria, British Columbia  V8Z 7E7

2.2State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On April 17, 2018, pursuant to a supply and distribution agreement  (the “Transaction”) the Aquiror acquired control and direction (via its 51% owned affiliate, 1160305 B.C. Ltd.) of 3,030,303 common share purchase warrants (the “Warrants”) of the Issuer.

Each Warrant is exercisable into one common share of the Issuer (a “Share”) for a period of 24 months at an exercise price of $0.33, subject to accelerated expiry provisions.

2.3State the names of any joint actors.

Not applicable.

3.Interest in Securities of the Reporting Issuer

3.1State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file the report and the change in the acquiror’s securityholding percentage in the class of securities.

On April 17, 2018, the Acquiror acquired control and direction of 3,030,303

Warrants of the Issuer, resulting in the Acquiror having direct ownership of

1,666,667 Shares representing approximately 5.86% of the Issuer’s issued and outstanding Shares and direct ownership and control and direction of 4,696,970 share purchase warrants for the purchase of an additional 4,696,970 Shares. Assuming the exercise of all such warrants, the Acquiror would own directly and have control and direction over a total of 6,363,637 Shares, or approximately

19.19% of the Issuer’s then issued and outstanding share capital assuming no other Shares are issued.

3.2State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file the report.

The Acquiror acquired ownership and control over the securities that triggered the requirement to file this report.

3.3If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Immediately before the Transaction, the Company had direct ownership of

1,666,667 Shares representing approximately 5.86% of the issued and outstanding

Shares and 1,666,667 share purchase warrants for the purchase of an additional

1,666,667 Shares. Following the Transaction, the Company held direct ownership of 1,666,667 Shares representing approximately 5.86% of the issued and outstanding Shares. The Company also holds directly and has control and direction over 4,696,970 share purchase warrants.  Assuming the exercise of all of the warrants, the Company would own directly and have control and direction over a total of 6,363,637 Shares, or approximately 19.19% of the Issuer’s then issued and outstanding share capital assuming no other Shares are issued.

3.5State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)the acquiror, either alone or together with any joint actors, has ownership and control,

See item 3.1 and 3.4 above.

(b)the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable.

3.8If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

4.Consideration Paid

4.1State the value, in Canadian dollars, of any consideration paid or received per security and in total.

The Warrants were acquired as consideration pursuant to a supply and distribution agreement between the Issuer and 1160305 B.C. Ltd., a 51% owned affiliate of the Acquiror.

4.2In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance  from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid  or received by the acquiror.

See 4.1 above.

4.3If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

The Warrants were acquired as consideration pursuant to a supply and distribution agreement between the Issuer and 1160305 B.C. Ltd., a 51% owned affiliate of the Acquiror.

5.Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have.

The Warrants were acquired for investment purposes.  The Acquiror may acquire additional securities or dispose of existing securities of the Issuer on the basis of the Acquiror’s assessment of market conditions and in compliance with applicable securities regulatory requirements.

6.Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Not applicable.

7.Change in material fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

8.Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

9.Certification

I, as the acquiror, certify, or I, as the agent filing this report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

Dated this 18th day of April, 2018.

EMERALD HEALTH THERAPEUTICS, INC.

Per:“Chris Wagner”

Chris Wagner, Chief Executive Officer